Robert M. Kurucza 202.346.4515 RKurucza@goodwinprocter.com	Goodwin Procter LLP Counselors at Law 901 New York Avenue NW Washington, DC 20001 T: 202.346.4000 F: 202.346.4444

July 10, 2009

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Laura Hatch

Re:	Columbia Funds Series Trust (the “Registrant”)

Post-Effective Amendment No. 76 to Registration Statement on Form N-1A

File Nos. 333-89661; 811-09645

Dear Ms. Hatch:

On behalf of the Registrant, pursuant to Rule 485(a) under the Securities Act of 1933, enclosed for filing is post-effective amendment no. 76 to the registration statement of the Registrant on Form N-1A (the “Amendment”). The Amendment is being filed for the purpose of revising the principal investment strategies for Columbia Multi-Advisor International Equity Fund (the “Fund”), a series of the Registrant, to reflect (i) the Fund’s ability to invest in derivatives and other affiliated and unaffiliated investment companies in accordance with Section 12(d)(1) of the Investment Company Act of 1940 and (ii) the assumption by Columbia Management Advisors, LLC (the “Advisor”) of direct day-to-day management of approximately one-half of the Fund’s assets and related changes.

Please direct any questions regarding the enclosed materials to the undersigned at 202-346-4515.

Sincerely,

/s/ Robert M. Kurucza
Robert M. Kurucza

Enclosure

cc:	Peter T. Fariel, Esq.